

18001209

ANNUAL AUDITED REPORT
FORM X-17A-5
PART III

C MAIL PROCESSING
Received

FEB 26 2018

WASH, D.C.

SEC FILE NUMBER

8 50325

FACING PAGE
Information Required of Brokers and Dealers Pursuant to Section 17 of the
Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

REPORT FOR THE PERIOD BEGINNING **April 1, 2017** AND ENDING **December 31, 2017**

MM/DD/YY	MM/DD/YY

A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER: **Arundel (Securities), Inc.**

	OFFICIAL USE ONLY

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

	FIRM I.D. NO.

630 Fifth Avenue, 20th Floor, Attention Redwall Partners

(No. and Street)

New York	NY	10111
(City)	(State)	(Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT
Paul F Ebert   201-738-9373

(Area Code – Telephone Number)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

Hall, Kistler & Company LLP

(Name – *if individual, state last, first, middle name*)

220 Market Avenue S., Suite 700	Canton	Ohio	44702
(Address)	(City)	(State)	(Zip Code)

CHECK ONE:

- [✓] Certified Public Accountant
- [ ] Public Accountant
- [ ] Accountant not resident in United States or any of its possessions.

FOR OFFICIAL USE ONLY

Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See Section 240.17a-5(e)(2)

SEC 1410 (06-02)

**Potential persons who are to respond to the collection of
Information contained in this form are not required to respond
unless the form displays a currently valid OMB control number.**

OATH OR AFFIRMATION

I, Ralph Martin Beney _____, swear (or affirm) that, to the best of

my knowledge and belief the accompanying financial statement and supporting schedules pertaining to the firm of
Arundel (Securities), Inc. _____, as

of December 31 _____, 20 17 _____, are true and correct. I further swear (or affirm) that

neither the company nor any partner, proprietor, principal officer or director has any proprietary interest in any account

classified solely as that of a customer, except as follows:

_____

_____

_____

DAVID P. QUINT, Attorney
NOTARY PUBLIC - STATE OF OHIO
My commission has no expiration date.
Section 147.03 R. C.

_____
Notary Public

_____
Signature

C.F.O.
_____
Title

This report ** contains (check all applicable boxes):

- ☑ (a) Facing Page.
- ☑ (b) Statement of Financial Condition.
- ☑ (c) Statement of Income (Loss).
- ☑ (d) Statement of Changes in Financial Condition.
- ☑ (e) Statement of Changes in Stockholders' Equity or Partners' or Sole Proprietors' Capital.
- ☐ (f) Statement of Changes in Liabilities Subordinated to Claims of Creditors.
- ☑ (g) Computation of Net Capital.
- ☑ (h) Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3.
- ☑ (i) Information Relating to the Possession or Control Requirements Under Rule 15c3-3.
- ☐ (j) A Reconciliation, including appropriate explanation of the Computation of Net Capital Under Rule 15c3-1 and the Computation for Determination of the Reserve Requirements Under Exhibit A of Rule 15c3-3.
- ☐ (k) A Reconciliation between the audited and unaudited Statements of Financial Condition with respect to methods of consolidation.
- ☑ (l) An Oath or Affirmation.
- ☐ (m) A copy of the SIPC Supplemental Report.
- ☐ (n) A report describing any material inadequacies found to exist or found to have existed since the date of the previous audit.

**For conditions of confidential treatment of certain portions of this filing, see section 240.17a-5(e)(3).*



HALL, KISTLER & COMPANY LLP
CONSULTANTS AND CERTIFIED PUBLIC ACCOUNTANTS

220 MARKET AVENUE, SOUTH
SUITE 700 • CANTON, OHIO 44702

PHONE 330.453.7633
FAX 330.453.9366

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

Board of Directors
Arundel (Securities), Inc.
New York, New York

   We have audited the accompanying statement of financial condition of Arundel (Securities), Inc. as of December 31, 2017, and the related statements of operations, changes in shareholder's equity and changes in cash flow for the nine-month period ending December 31, 2017. These financial statements are the responsibility of Arundel (Securities), Inc.'s management. Our responsibility is to express an opinion on these financial statements based on our audit.

   We conducted our audit in accordance with the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audit provides a reasonable basis for our opinion.

   In our opinion, the financial statements referred to above present fairly, in all material respects, the financial position of Arundel (Securities), Inc. as of December 31, 2017, and the results of its operations and its cash flows for the nine-month period ending December 31, 2017, in accordance with accounting principles generally accepted in the United States of America.

   The information contained in Schedules I, II and III has been subjected to audit procedures performed in conjunction with the audit of Arundel (Securities), Inc.'s financial statements. The supplemental information is the responsibility of Arundel (Securities), Inc.'s management.

BKR
INTERNATIONAL

Independent Member Firms In Principal Cities Worldwide

www.hallkistler.com

Our audit procedures included determining whether the supplemental information reconciles to the financial statements or the underlying accounting and other records, as applicable, and performing procedures to test the completeness and accuracy of the information presented in the supplemental information. In forming our opinion on the supplemental information, we evaluated whether the supplemental information, including its form and content, is presented in conformity with 17 C.F.R. Section 240.17a-5. In our opinion, the supplemental information is fairly stated, in all material respects, in relation to the financial statements as a whole.

HALL, KISTLER & COMPANY LLP

Canton, Ohio
February 19, 2018

STATEMENT OF FINANCIAL CONDITION

ARUNDEL (SECURITIES), INC.

December 31, 2017

ASSETS

Cash	$	101,409
Accounts receivable:		
Related party - Arundel, Inc.		123,809
Trade		50,000
Prepaid assets		2,869
Membership - FINRA		6,000
	$	284,087

LIABILITIES AND SHAREHOLDER'S EQUITY

LIABILITIES

Accrued expenses	$	11,940

SHAREHOLDER'S EQUITY

Capital stock:		
Common, $1 par value:		
1,000 shares authorized, 1 share issued and outstanding		1
Additional paid-in capital		184,999
Retained earnings		87,147
		272,147
	$	284,087

See report of independent registered public accounting firm and notes to financial statements.

STATEMENT OF OPERATIONS

ARUNDEL (SECURITIES), INC.

For the nine-month period ended December 31, 2017

REVENUES		
Investment advisory fees	$	60,000
		60,000
EXPENSES		
FINOP fees		25,545
Accounting and auditing		13,259
Legal fees		15,990
Consultancy fee		7,500
Travel		1,763
Miscellaneous		1,595
		65,652
(LOSS) BEFORE INCOME TAX		(5,652)
Income tax (credit) - current		(1,922)
NET (LOSS)	$	(3,730)

STATEMENT OF CHANGES IN SHAREHOLDER'S EQUITY

ARUNDEL (SECURITIES), INC.

For the nine-month period ended December 31, 2017

	COMMON STOCK	ADDITIONAL PAID-IN CAPITAL	RETAINED EARNINGS	TOTAL SHAREHOLDER'S EQUITY
Balance at April 1, 2017	$ 1	$ 184,999	90,877	$ 275,877
Dividend			-	-
Net (loss)	-	-	(3,730)	(3,730)
Balance at December 31, 2017	$ 1	$ 184,999	$ 87,147	$ 272,147

See report of independent registered public accounting firm and notes to financial statements.

STATEMENT OF CHANGES IN CASH FLOWS

ARUNDEL (SECURITIES), INC.

For the nine-month period ended December 31, 2017

Cash flows from operating activities:		
Net (loss)	$	(3,730)
Changes in assets and liabilities:		
(Increase) in accounts receivable		(9,510)
(Increase) in prepaid assets		(236)
(Decrease) in accounts payable		(15,000)
Increase in accrued expenses		140
Net cash (used in) operating activities		(28,336)
Net (decrease) in cash		(28,336)
Cash at beginning of period		129,745
Cash at end of period	$	101,409

See report of independent registered public accounting firm and notes to financial statements.

NOTES TO FINANCIAL STATEMENTS

ARUNDEL (SECURITIES), INC.

December 31, 2017

NOTE A - ORGANIZATION AND NATURE OF BUSINESS

Arundel (Securities), Inc. (the "Company") is a registered broker/dealer in New York and is a member of the Financial Industry Regulatory Authority (FINRA). The Company is a wholly-owned subsidiary of Arundel, Inc., whose parent company is Arundel AG. The Company receives income related to private placements of securities to U.S. investors. It also provides investment banking and advisory services.

The Company changed its year end from December 31 to March 31. As such, an audit was conducted for the fifteen-month period ended March 31, 2017. During the current year the Company changed its year end back to December 31. An audit has been performed for the nine-month period from April 1, 2017 to December 31, 2017. The income statement is for the nine-months ended December 31, 2017.

NOTE B - ACCOUNTING POLICIES

The Company uses the accrual method of accounting.

The Company considers all highly liquid investments with maturities of three months or less at the date of acquisition to be cash equivalents.

Membership in the FINRA is carried at cost. Management assesses impairment from time to time, and determined that no write-down was necessary as of December 31, 2017.

The preparation of financial statements in conformity with U.S. generally accepted accounting principles requires management to make estimates and assumptions that affect the reported amounts of assets, liabilities, revenues and expenses. Actual results could differ from those estimates.

No allowance for doubtful accounts was deemed necessary for accounts receivable from trade or the related party.

See report of independent registered public accounting firm.

NOTE B - ACCOUNTING POLICIES (CONTINUED)

The Company and Arundel, Inc. file a consolidated Federal income tax return. Federal income tax expense is calculated utilizing the current enacted tax rate of Arundel, Inc. The Company records its share of the consolidated income tax expense (benefit) and that amount is either remitted to or received from Arundel, Inc.

The Company adopted the provisions of FASB ASC 740-10, *Accounting for Uncertainty in Income Taxes*. The provisions prescribe a two-step process for recognizing and measuring income tax uncertainties. First, a threshold condition of "more likely than not" should be met to determine whether any of the benefit from an uncertain tax position should be recognized in the financial statements. If the recognition threshold is met, FASB ASC 740-10 provides additional guidance on measuring the amount of the uncertain tax position. The Company may recognize a tax benefit from an uncertain tax position under FASB ASC 740-10 only if it is more likely than not that the tax position will be sustained on examination by taxing authorities based on the technical merits of the position. The tax benefit recognized in the financial statements from an uncertain position should be measured under FASB ASC 740-10 based on the largest benefit that has a greater than 50% likelihood of being realized upon ultimate settlement. FASB ASC 740-10 also provides guidance on derecognition, classification, transition and increased disclosure of uncertain tax positions. The Company recognized no liability for unrecognized tax benefits resulting from the adoption of FASB ASC 740-10 for the initial application date and as of December 31, 2017.

The Company files a consolidated return with its parent, Arundel, Inc. During the nine-month period ended December 31, 2017, the parent has not incurred any interest or penalties on its income tax returns. The parent's tax returns are subject to possible examination by the taxing authorities. For Federal income tax purposes the tax returns essentially remain open for possible examination for a period of three years after the date on which those returns are filed.

See report of independent registered public accounting firm.

NOTE C - TRANSACTIONS WITH RELATED PARTY

For the nine-month period ended December 31, 2017, Arundel, Inc. paid net expenses of the Company totaling $19,912. Amounts receivable from Arundel, Inc. as of December 31, 2017, are $123,809. The Company paid $7,500 of consultancy expenses to Arundel, Inc. for the nine-month period ended December 31, 2017.

NOTE D - CONCENTRATION OF CUSTOMERS

For the nine-month period ended December 31, 2017, all of the investment advisory fees were from one customer.

NOTE E - NET CAPITAL REQUIREMENTS

The Company is subject to the Securities and Exchange Commission (SEC) Uniform Net Capital Rule (rule 15c3-1) which requires maintaining the greater of $5,000 minimum net capital as a broker who does not carry customers' accounts or 6-2/3% of aggregate indebtedness. The SEC requires that the ratio of the aggregate indebtedness to the net capital shall not exceed 15 to 1. As of December 31, 2017, the Company had net capital, as defined, of $89,469 which was $84,469 in excess of its required net capital of $5,000 and aggregate indebtedness of $11,940. The aggregate indebtedness to net capital ratio, as defined, was .13 to 1.

NOTE F - SUBSEQUENT EVENTS

On January 15, 2018 the Company entered into an agreement with a client to convert their account receivable balance ($50,000 as of December 31, 2017) to an unsecured promissory note for the same amount payable at $10,000 per month plus interest at 6.0% per annum. The client has failed to make the first payment in accordance with the terms of the note. The Company on February 14, 2018 by written consent of the directors will pursue its rights under the terms of the agreement for full collection of the note.

The Company has evaluated subsequent events through February 19, 2018, the date which the financial statements were available to be issued.

See report of independent registered public accounting firm.

COMPUTATION OF NET CAPITAL UNDER SEC RULE 15c3-1

ARUNDEL (SECURITIES), INC.

December 31, 2017

NET CAPITAL

Total shareholder's equity qualified for net capital	$	272,147
Deduct nonallowable assets:		
Accounts receivable:		
Related Party - Arundel, Inc.		(123,809)
Trade		(50,000)
Prepaid assets		(2,869)
Membership - FINRA		(6,000)
NET CAPITAL	$	89,469

TOTAL AGGREGATE INDEBTEDNESS	$	11,940

COMPUTATION OF BASIC NET CAPITAL REQUIREMENTS

Minimum net capital required	$	5,000
Excess net capital	$	84,469
Net capital less 120% of minimum net capital required	$	83,469
Ratio: Aggregate indebtedness to net capital		.13 to 1

There were no material differences between the above computation and the Company's corresponding unaudited Part IIA of Form X-17-A-5 as of December 31, 2017.

See report of independent registered public accounting firm.

COMPUTATION FOR DETERMINATION OF RESERVE REQUIREMENTS
UNDER SEC RULE 15c3-3

ARUNDEL (SECURITIES), INC.

December 31, 2017

The Company operates under SEC Rule 15c3-3(k)(2)(i) (the Customer Protection Rule) and therefore does not hold customer funds, safe-keep customer securities or have any customer accounts.

See report of independent registered public accounting firm.

INFORMATION RELATING TO POSSESSION OR CONTROL REQUIREMENTS
UNDER SEC RULE 15c3-3

ARUNDEL (SECURITIES), INC.

December 31, 2017

The Company operates under SEC Rule 15c3-3(k)(2)(i) (the Customer Protection Rule), and therefore does not hold customer funds, safe-keep customer securities or have any customer accounts.

See report of independent registered public accounting firm.



HALL, KISTLER & COMPANY LLP
CONSULTANTS AND CERTIFIED PUBLIC ACCOUNTANTS

220 MARKET AVENUE, SOUTH
SUITE 700 • CANTON, OHIO 44702

PHONE   330.453.7633
FAX   330.453.9366

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

To the Board of Directors and Shareholders
of Arundel (Securities), Inc.

We have reviewed management's statements, included in the accompanying Exemption Report, in which (1) Arundel (Securities), Inc. identified the following provisions of 17 C.F.R. §15c3-3(k) under which Arundel (Securities), Inc. claimed an exemption from 17 C.F.R. §240.15c3-3:   paragraph (k)(2)(i) (the "exemption provisions") and (2) Arundel (Securities), Inc. stated that Arundel (Securities), Inc. met the identified exemption provisions throughout the most recent fiscal year without exception.   Arundel (Securities), Inc.'s management is responsible for compliance with the exemption provisions and its statements.

Our review was conducted in accordance with the standards of the Public Company Accounting Oversight Board (United States) and, accordingly, included inquiries and other required procedures to obtain evidence about Arundel (Securities) Inc.'s compliance with the exemption provisions.   A review is substantially less in scope than an examination, the objective of which is the expression of an opinion on management's statements. Accordingly, we do not express such an opinion.

Based on our review, we are not aware of any material modifications that should be made to management's statements referred to above for them to be fairly stated, in all material respects, based on the provisions set forth in paragraph (k)(2)(i) of Rule 15c3-3 under the Securities Exchange Act of 1934.

Hall, Kistler & Co., LLP

HALL, KISTLER & COMPANY

Canton, Ohio
February 19, 2018

BKR
INTERNATIONAL

www.hallkistler.com

Arundel (Securities) Inc Exemption Report

Arundel (Securities) Inc (the "Company") is a registered broker-dealer subject to Rule 17a-5 promulgated by the Securities and Exchange Commission (17 C.F.R. §240.17a-5, "Reports to be made by certain brokers and dealers"). This Exemption Report was prepared as required by 17 C.F.R. § 240.17a-5(d)(1) and (4). To the best of its knowledge and belief, the Company states the following:

(1) The Company may file an Exemption Report because the Company had no obligations under 17 C.F.R. § 240.15c3-3.

(2) The Company claims exemption from the custody and reserve provisions of Rule 15c3-3 by operating under the exemption provided by Rule 15c3-3, Paragraph (k)(2)(i).

Signed: _____

Arundel (Securities) Inc

I, Richard Borg, swear (or affirm) that, to my best knowledge and belief, this Exemption Report is true and correct.

By: _____

Title: Director

19 February 2018